Exhibit 99.1

investor contacts:
Jérôme Arnaud

+1 (650) 567 81 03

+33 (1) 49 08 35 16

jarnaud@ilog.fr

Bernard Compagnon

Cubitt Consulting

+44 20 73647 5100

Press contact:	Susan Peters

ILOG, Inc.

+1 (650) 567 8109

speters@ilog.com

ILOG ANNOUNCES 2006 SECOND QUARTER RESULTS

PARIS, France and MOUNTAIN VIEW, Calif. - January 26, 2006 - ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced the results of its second quarter of fiscal 2006 ended December 31, 2005, with revenues of $31 million compared to $32.2 million for the second quarter of fiscal 2005. U.S. GAAP losses per share were ($0.01) for the quarter, compared with earnings per share (EPS) of $0.12 for the same quarter of the prior year.

The loss includes a non-cash expense related to stock-based compensation of $1.1 million, or $0.06 per share. Stock-based compensation was not required to be expensed under GAAP in the same quarter last year. Accordingly, in order to compare the year over year EPS excluding stock-based compensation expenses, the Company’s non-GAAP earnings per share for this quarter were $0.05, on a fully diluted basis, as compared to $0.12 for the second quarter of fiscal 2005. (See “GAAP to non-GAAP Reconciliation” below for further information on non-GAAP measure).

“After three years of delivering positive earnings and revenues within or above our guidance, the December quarter’s results were clearly disappointing. U.S. performance accounted for most of the shortfall. In addition, optimization and visualization revenues were down compared with last year,” said Pierre Haren, Chairman and CEO of ILOG. ”On the positive side, we signed several strategic deals with Global 2000 companies and had good growth in license and maintenance revenues from our Business Rule Management Systems (BRMS) products, including ten new deals signed with our Business Process Management (BPM) partners.”

European revenues grew 12%, at constant currency rates, when compared to the same quarter last year, benefiting from a significant growth of the BRMS product line in that region. Worldwide, the BRMS license and maintenance revenues grew 15%. U.S. overall revenues were down 9% from the prior year’s quarter.

The visualization product line experienced a 31% decline in revenues overall, compared with the second quarter of fiscal 2005. This decline appears mainly attributable to lower on-line advertising expenditures, as well as a difficult year over year comparison. A year ago, ILOG experienced a very strong visualization quarter, with 30% year over year growth. Going forward, the Company plans to intensify promotion of its visualization products and their coming new releases.

Optimization revenues in the quarter experienced a decline of 11%, year over year. Most of the decline was attributable to the drop in royalties from supply chain management ISVs. However, over six months, the Company has experienced revenue growth from its CPLEX and OPL product lines, boosted by significant performance improvements implemented in 2005. The Company has also been working diligently on the development of a new generation of optimization products, whose contribution should gradually offset any fluctuations in traditional supply chain management revenues. ILOG is actively promoting its recently developed vertical optimization solution for the semi-conductor industry, which should generate initial revenues in the coming quarters, as well as its new Optimization Decision Manager (ODM), which opens new capabilities for business users to safely interact with planning and scheduling models.

“As we enter our third quarter, I am confident that the setbacks we experienced in the quarter are temporary. We have taken appropriate steps to improve our U.S. sales execution, we have a strong pipeline, and the demand for our products – along with our market visibility – continues to be high,” said Haren.

Interest in BRMS Continues to Grow

Two reports from leading IT research firms issued in the last two months confirm both the interest and growth potential in the business rules space and ILOG’s market leadership. The recently issued “Forrester Wave: Enterprise Rules Platforms Q106,” named ILOG a market leader in enterprise rules platforms. The report concluded that “Interest in business rules platforms is high, as indicated by the volume of Forrester client inquiries on the subject and the high growth rates of most business rules platform vendors.” A Gartner Dataquest report issued in December 2005, “Market Share: Business Rule Engine Software, Worldwide, 2004,” ranked ILOG the market share leader of the worldwide business rules market.

The strong value proposition of BRMS in service-oriented architectures (SOA) for creating reusable decision services that can be owned by business users was further validated by the completion of several deals with Global 2000 companies. These deals suggest that companies are seeing BRMS as a critical part of their SOA initiatives. Companies in the latter category include a leading credit card provider and a leading insurance provider for U.S. military personnel. These deals demonstrate another strength in the quarter – increasing success in the financial services sector. Other deals in this sector included a large European insurance company and two divisions of a leading U.S. West Coast bank.

The number of BRMS deals signed in the quarter in conjunction with BPM implementations also increased significantly, demonstrating the increased acceptance by the market of the combined use of BPM and BRMS. This trend was underscored by ILOG’s recent global reseller agreement with Software AG, a leading company in XML, Service Oriented Architectures and Business Process Management.

Business Outlook

Based on the current pipeline of prospective customers, management is forecasting revenues in the range of between $34 million and $37 million and earnings per share between $0.00 and $0.10 for the third quarter of fiscal 2006, compared to revenues of $31.4 million and earnings per share of $0.06 in the third quarter of fiscal 2005.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4

p.m. European Daylight Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link, or to participate, contact Cubitt Consulting. A replay of the call will be available later.

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. The BRMS market share leader, ILOG was founded in 1987 and employs more than 700 people worldwide. For more information, please visit http://www.ilog.com.

Forward-looking Information

All of the statements included in this release, as well as oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact, constitute or are based upon "forward-looking statements" within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Among the factors that could cause our actual results to differ materially are those risks identified in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and its other filings and submissions with the SEC, including, without limitation, quarterly fluctuations in our operating results; competition in our industry; the extended length of our sales cycle which impacts our ability to forecast product lines; our dependence on certain major independent software vendors; our investments in vertical markets; the increasing number of fixed price consulting agreements; decreased investment in our sales and marketing forces; changing market requirements; our ability to provide professional services activities that satisfy customer expectations; errors in our software products; the loss of key personnel; logistical difficulties, cultural differences, product localization costs, import and tariff restrictions, adverse foreign tax consequences and fluctuations in currencies resulting from our global operations; changes in tax laws or an adverse tax audit; our significant dependence on our proprietary technology; the impact of intellectual property infringement disputes; the impact of dilutive share issuances or the incurrence of debt and contingent liabilities and write-offs resulting from acquisitions; changes in accounting principles; and other matters not yet known to us or not currently considered material by us. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Readers are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to revise these forward-looking statements to reflect new information or events, circumstances, changes in expectations or otherwise that arise after the date hereof.

ILOG S.A.

Consolidated Statements of Operations (unaudited)

(figures in italics are in euros and IFRS)

	Three Months Ended			Six Months Ended
	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31	Dec 31
	2005	2004	2005	2005	2004	2005
	(In thousands, except for per share data)
Revenues:
License fees	$ 15, 200	$ 17, 900	€ 12, 815	$ 30, 085	$ 33, 952	€ 24, 991
Maintenance	9, 351	8, 577	7, 867	18, 875	16, 723	15, 675
Professional Services	6, 483	5, 703	5, 460	12, 809	10, 641	10, 637
Total revenues	31, 034	32, 180	26, 142	61, 769	61, 316	51, 303

Cost of revenues:
License fees	261	237	220	451	504	374
Maintenance	1, 095	962	916	2, 036	1, 843	1, 680
Professional Services	5, 086	4, 760	4, 219	10, 046	8, 740	8, 277
Total cost of revenues	6, 442	5, 959	5, 355	12, 533	11, 087	10, 331

Gross profit	24, 592	26, 221	20, 787	49, 236	50,229	40, 972

Operating expenses:
Marketing and selling	14, 067	13, 811	11, 742	26, 886	26 ,317	22, 064
Research and development	6, 363	6, 679	5, 277	12, 443	12, 800	10,162
General and administrative	4, 389	3, 483	3, 633	8, 036	6, 881	6, 539
Total operating expenses	24, 819	23, 973	20, 652	47, 365	45, 998	38, 765

Income (loss) from operations	(227)	2, 248	135	1, 871	4, 231	2, 207
Net interest income and other	163	236	126	352	559	169
Income (loss) before taxation	(64)	2, 484	261	2, 223	4, 790	2, 376
Income taxes	80	272	67	179	619	148
Net income (loss)	$ (144)	$ 2, 212	€ 194	$ 2, 044	$ 4, 171	€ 2, 228
Earnings per share
- Basic	$ (0.01)	$ 0.12	€ 0.01	$ 0.11	$ 0.24	€ 0.12
- Diluted	$ (0.01)	$ 0.12	€ 0.01	$ 0.11	$ 0.23	€ 0.12

Share and share equivalents used in per share calculations
- Basic	17, 967	17, 753	17, 967	17, 950	17, 709	17, 950
- Diluted	19, 271	18, 588	19, 271	19, 197	18, 442	19, 197

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and IFRS)

	Dec 31	June 30	Dec 31
	2005	2005	2005
(In thousands)
Assets
Current assets:
Cash and cash equivalents	$ 48, 433	$ 61, 730	€ 47, 115
Short-term investments	7, 148	-
Accounts receivable	30, 853	28, 899	26, 153
Other receivables and prepaid expenses	9, 889	7, 363	8, 354
Total current assets	96, 323	97, 992	81, 622

Property and equipment - net and other assets	7, 959	7, 819	6, 784

Total assets	$ 104, 282	$ 105, 811	€ 88, 406

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$ 20, 837	$ 23, 158	€ 17, 623
Current debt	392	429	333
Deferred revenue	22, 393	22, 782	18, 984
Total current liabilities	43, 622	46, 369	36, 940

Long-term portion of debt	344	361	292
Other liabilities	732	681	1, 059
Total liabilities	44, 698	47, 411	38, 291

Shareholders' equity:
Paid-in capital	90, 165	85, 456	44, 604
Treasury stock	(5, 094)	(713)	(4, 204)
Accumulated deficit and other comprehensive income	(25, 487)	(26, 343)	9, 715
Total shareholders' equity	59, 584	58, 400	50, 115

Total liabilities and shareholders' equity	$ 104, 282	$ 105, 811	€ 88, 406

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and IFRS)

Six Months Ended
	Dec 31	Dec 31	Dec 31
	2005	2004	2005
(In thousands)
Cash flow from operating activities:
Net Income	$ 2, 044	$ 4, 171	€ 2, 228
Depreciation and amortization	1, 339	1, 508	1, 034
Share-based compensation	1, 786		814
Unrealized gain / (loss) on derivative instruments	(26)	(232)	(16)
Change in working capital	(6, 870)	(5, 706)	(5, 559)
Net cash used for operating activities	(1, 727)	(259)	(1, 499)

Cash flows from investing activities:
Acquisition of fixed assets and business	(1, 468)	(3, 425)	(1, 201)
Sale (Purchase) of short term investments, net	(7, 425)	(9, 852)	-
Net cash used for investing activities	(8, 893)	(13, 277)	(1, 201)

Cash flows from financing activities:
Repayment of capital lease obligations	(274)	(306)	(227)
Cash proceeds from issuance of shares	2, 950	1, 548	2, 450
Purchase of treasury stock	(4, 381)	-	(3, 618)
Net cash provided by / (used for) financing activities	$ (1, 705)	$ 1, 242	(1, 395)

Impact of exchange rate changes on cash and cash equivalents	(972)	4, 873	160

Net increase (decrease) in cash, cash equivalents	(13, 297)	(7, 421)	(3, 935)
Cash and cash equivalents, beginning of period	61, 730	52, 220	51, 050
Cash and cash equivalents, end of period	$ 48, 433	$ 44, 799	€ 47, 115

Discussion of Income Statement for the Quarter Ended December 31, 2005

Revenues and Gross Margin

Revenues in the quarter decreased to $31.0 million from $32.2 million, or by 4%, compared to the same quarter in the previous year. Expressed at prior year constant currency rates, revenues increased by 1%.

Revenues by region were as follows:

	Three Months Ended
	Dec 31	Dec 31	Change
	2005	2004	As Reported	Constant $
North America	$ 14, 380	$ 15, 816	-9%	-9%
Europe	14, 057	13, 813	2%	12%
Asia	2, 597	2, 551	2%	8%
Total revenues	$ 31, 034	$ 32, 180	-4%	1%

License fee revenues decreased by 15% compared to the same quarter last year, mainly due to lower revenues in the U.S. and an overall decline in optimization and visualization license revenues as compared to the same quarter last year. In Europe, the 12% overall growth, at constant currency rates, was driven by revenues from professional services and BRMS license revenues.

Maintenance revenues grew by 9% in the quarter compared to the same quarter last year, due to the growing installed base of ILOG customers. The quarter to quarter increases in maintenance revenue has been generally lower in the 2006 fiscal year, compared to the quarter to quarter increases that the Company experienced in fiscal 2005. This lower growth is mainly connected to the lower license revenues growth.

Professional services revenues continued to grow, with an increase of 14% in the quarter compared to the same quarter last year. This increase is mainly the result of the growing interest in ILOG BRMS implementations in Europe. Related gross margin for the quarter is 22% compared to 17% in the same period in the preceding year and higher than the average 16% rate observed during fiscal 2005. This higher margin derives from better utilization of staff consultants positively impacting the Company’s consulting operations mainly in Europe.

Operating Expenses

The 4% increase in operating expenses over the same quarter in the prior year is primarily due to an increase in hiring, salary adjustments and the impact of stock-based compensation as a result of the implementation of SFAS 123R. This increase was offset by the strengthening dollar against the euro by 8% year over year, affecting more than half of the Company’s expenses, which are denominated in euros.

In addition to the above factors, the 2% increase of the marketing and selling expenses for the quarter was partly offset by a reduction in incentive payments due to the lower performance in the U.S.

Research and development expenses for the quarter have been reduced by a $0.9 million tax credit in France for research costs incurred in calendar 2005.

General and administrative expenses increased by 26% for the quarter over the same period in the prior year mainly attributable to the costs of the warrants granted to ILOG directors and additional audit fees required by new regulations in the US and in France.

On December 31, 2005, the Company had 706 employees, compared to 636 a year earlier. This increase is mainly attributable to the hiring of 27 people in support of the professional services organization, and to a lesser extent research and development, and sales and marketing.

Discussion of Income Statement for the Six Months Ended December 31, 2005

Revenues and Gross Margin

Revenues in the six-month period increased to $61.8 million from $61.3 million, or by 1%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 3%.

Revenues by region were as follows:

	Six Months Ended
	Dec 31	Dec 31	Change
	2005	2004	As Reported	Constant $
North America	$ 30, 458	$ 32, 241	-6%	-6%
Europe	25, 552	23, 993	6%	13%
Asia	5, 759	5, 082	13%	16%
Total revenues	$ 61, 769	$ 61, 316	1%	3%

The decrease in license and consulting revenues in North America is primarily due to a sales execution issue. European revenues grew by 6%, or by 13% when expressed at prior year constant currency rates, driven by the growing interest in BRMS, which has led to higher license and consulting activity.

License revenues decreased by 11%, to $30.1 million compared to $34.0 million in the prior year. The decline is largely due to the visualization product line across all regions, with an overall decrease of 38% during the period. In the six-month period, the BRMS, optimization and visualization product lines represent 45%, 36% and 19%, respectively, of the licenses revenues, as compared to 42%, 32% and 26% a year ago.

Overall maintenance revenues increased by 13% compared to last year, reflecting the growing installed base of ILOG licensees.

Professional services increased by 20%, year over year, reflecting the Company’s promotion of more and more services to help customers develop applications with ILOG’s BRMS. For the six-month period, gross margin for professional services increased to 22%, as compared to 18% last year, due to the past quarters investment in headcount designed to strengthen the department.

Operating Expenses

The 3% increase, during the six-month period, in operating expenses over the prior year is primarily due to an increase in hiring, salary adjustments and the impact of stock-based compensation as a result of the implementation of SFAS 123R. This increase was partly offset by the strengthening dollar against the euro by 4% year over year, affecting more than half of the Company’s expenses, which are denominated in euros.

In addition to the above factors, the 2% increase in marketing and selling expenses for the six-month period was partially offset by a reduction in incentive payments due to the lower performance in the U.S.

Research and development expenses for the six-month period have been reduced by a $1.5 million tax credit in France for research costs incurred in calendar 2004 and 2005.

General and administrative expenses increased by 17% for the six-month period over the same period in the prior year primarily due to the costs of the warrants granted to ILOG directors and additional audit fees required by new regulations in the US and in France.

Income Taxes

The lower income tax expense amounted to $0.2 million compared to $0.6 million in the prior year. The current six months period income tax expense is mainly due to the profitability of the Company’s activity in Germany and Asia.

Balance Sheet and Cash Flow Discussion

Including short-term investments, ILOG’s cash position amounted to $55.6 million at December 31, 2005 and was down from $61.7 at June 30, 2005. Operating activities used $1.7 million of cash with a profitability of the six-month period offset by the lower level of payable and an seasonal increase of receivables. Investing activities for the six-month period, excluding short-term investments in cash, amounting to $1.5 million included an investment in a partnership with Soft Computing in the first quarter of fiscal 2006 for an amount of $0.6 million. Cash used for financing activities netted $1.7 million and included the acquisition of treasury stocks in the amount of $4.4 million partially offset by proceeds from the exercise of stock options in the amount of $3 million. Accounts receivable as of December 31, 2005 were 81 days sales outstanding as opposed to 83 days in the same quarter last year.

As of December 31, 2005, shareholders’ equity was $59.6 million, an increase of $1.2 million from $58.4 million at June 30, 2005, mainly reflecting the Company’s profitability of the six-month period. On December 31, 2005, the Company had 18,364,309 shares issued and outstanding, compared to 18,005,407 at June 30, 2005, due to the exercise of 358,902 stock options.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and therefore are not comparable with previous publications in euros prepared in accordance with accounting principles generally accepted in France. Following European regulation 1606/2002 dated July 19, 2002, all EU-listed companies are required to apply IFRS in preparing their financial statements for financial years commencing January 1, 2005 and thereafter.

Constant Exchange Rates

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

GAAP to non-GAAP Reconciliation

ILOG management evaluates and makes operating decisions using various operating measures. These measures are generally based on the revenues of its products, maintenance and services business operations and certain costs of those operations, such as cost of revenues, research and development, sales and marketing and general and administrative expenses. One such measure is non-GAAP net income (loss), which is a non-GAAP financial measure under Section 101 of Regulation G under the Securities Exchange Act of 1934, as amended. This measure consists of GAAP net income (loss) excluding stock-based compensation expense. Non-GAAP net income (loss) is adjusted by the amount of additional taxes or tax benefit that the company would accrue if it used non-GAAP results instead of GAAP results to calculate the company's tax liability.

Management believes it is useful in measuring ILOG's operations to exclude stock-based compensation expense, which is a non-cash charge recorded in the income statements for the first time this six months period ended December 31, 2005 as a result of the implementation of SFAS 123 (revised 2004). Management believes that non-GAAP net income (loss) provides useful supplemental information to management and investors regarding the performance of the company's business operations and facilitates comparisons to our historical operating results. Non-GAAP financial measures should not be considered as a substitute for measures of financial performance prepared in accordance with GAAP. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures contained within this press release with their most directly comparable GAAP financial results.

The following table reconciles the specific items excluded from GAAP in the calculation of non-GAAP net income for the periods shown below:

	Three Months Ended		Six Months Ended
	Dec 31	Dec 31	Dec 31	Dec 31
	2005	2004	2005	2004
	(In thousands, except per share data)
Net income	$ (144)	$ 2, 212	$ 2, 044	$ 4, 171

Net income per ordinary share and ADS
Basic	(0.01)	0.12	0.11	0.24
Diluted	(0.01)	0.12	0.11	0.23

Ordinary shares used in computing EPS
Basic	17, 967	17, 753	17, 950	17, 709
Diluted	19, 271	18, 588	19, 197	18, 442

Stock-based compensation
Cost of license fees	2		5
Cost of maintenance	11		24
Cost of professional services	56		131
Marketing and selling	261		536
Research and development	144		324
General and administrative	618		767
Stock-based compensation total	$ 1, 092	$ -	$ 1, 787	$ -

Non-GAAP net income	$ 948	$ 2, 212	$ 3, 831	$ 4, 171

Non-GAAP EPS
Basic	0.05	0.12	0.21	0.24
Diluted	0.05	0.12	0.20	0.23

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark. BRMS, CPLEX, OPL and Optimization Decision Manager are trademarks of ILOG.